SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   -----------


                                 SCHEDULE 13G/A
                                (Amendment No. 3)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                Bowne & Co. Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   103043-10-5
                                 --------------
                                 (CUSIP Number)



                                Page 1 of 5 Pages

                                 SCHEDULE 13G/A

CUSIP No. 103043-10-5
---------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|

                                                                      (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           5)       SOLE VOTING POWER

         NUMBER                     1,870,605
                           -----------------------------------------------------
         OF                6)       SHARED VOTING POWER
         SHARES
         BENEFICIALLY               None
                           -----------------------------------------------------
         OWNED BY          7)       SOLE DISPOSITIVE POWER
         EACH
         REPORTING                  2,438,590
                           -----------------------------------------------------
         PERSON            8)       SHARED DISPOSITIVE POWER
         WITH                       None
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,438,590
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.60%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

                                  Schedule 13G/A
                                  ------------

Item 1(a).                 Name of Issuer:

Bowne & Co. Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

345 Hudson Street
New York, NY
10014

Item 2(a).                 Name of Person Filing:

Lazard Freres & Co. LLC

Item 2(b).                 Address of Principal Business Office or, if None,
                           Residence:

30 Rockefeller Plaza
New York, New York  10020

Item 2(c).                 Citizenship:

New York Limited Liability Company

Item 2(d).                 Title of Class of Securities:

Common Stock

Item 2(e).                 CUSIP Number:   103043-10-5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         |_|   (a)  Broker or Dealer Registered Under Section 15 of the Act

         |_|   (e)  Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940

Item 4.             Ownership.

         (a) Amount beneficially owned: 2,438,590

         (b) percent of class: 6.60%

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 1,870,605

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition of:
                        2,438,590

                  (iv)  Shared power to dispose or to direct the disposition of:
                        None

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    January     , 2000


                                            /s/ Donald E. Klein
                                            ------------------------------------
                                            Donald E. Klein
                                            Sr. Vice President